UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DARA BioSciences, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23703P106

(CUSIP Number)

David J. Drutz 8601 Six Forks Road, Suite 160, Raleigh, NC 27615 (919) 872-5578

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 23703P106	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Drutz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 384,323
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 384,323
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

Page 2 of 5 Pages

Item 1.	Security and Issuer.

This Statement relates to the common stock, par value $0.01 per share, of DARA BioSciences, Inc., a Delaware corporation (the “Company”), with its principal executive office located at 8601 Six Forks Road, Suite 160, Raleigh, NC 27615.

Item 2.	Identity and Background.

This Statement is being filed by David J. Drutz.

The address of the principal business office of Mr. Drutz is 8601 Six Forks Road, Suite 160, Raleigh, NC 27615. Mr. Drutz, a United States citizen, is the President and Chief Executive Officer of the Company.

During the last five years, Mr. Drutz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Drutz was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Drutz was awarded options to purchase 375,000 shares of the Company’s common stock on December 27, 2011, all of which are exercisable within 60 days.

Mr. Drutz was previously awarded options to purchase a total of 6,875 shares of the Company’s common stock, of which 6,250 are exercisable within 60 days

Mr. Drutz was granted a total of 3,073 shares of restricted stock between April 2008 and January 2010.

Item 4.	Purpose of Transaction.

Mr. Drutz may acquire additional securities of the Company from time to time in the future, subject to certain factors, including market conditions and Mr. Drutz’s assessment of the business and prospects of the Company.

Mr. Drutz is continuously evaluating the business and prospects of the Company, and his present and future interests in, and intentions with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company currently owned by him as well as securities he may acquire in the future, subject to certain factors, including applicable securities law, contractual restrictions and market conditions.

Except as set forth in this Statement, Mr. Drutz has not formulated any plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company, or the

Page 3 of 5 Pages

disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (e) any material change in the Company’s business or corporate structure, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Drutz beneficially owns, either directly or indirectly, 384,323 shares (including the right to purchase 381,250 shares of common stock exercisable within 60 days), or approximately 5.3%, of the Company’s common stock.

(b) Mr. Drutz exercises sole voting and investment power with respect to 384,323 shares of the Company’s common stock.

(c) Except as described in Item 3 above, Mr. Drutz has not effected a transaction in shares of the Company’s common stock during the past 60 days.

(d) Except as described herein, Mr. Drutz is not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Company common stock beneficially owned by him.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2012

/s/ David J. Drutz
David J. Drutz

Page 5 of 5 Pages